Alston&Bird llp

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202-239-3300

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www.alston.com

David J. Baum        Direct Dial: 202-239-3346        E-mail: david.baum@alston.com

April 24, 2015

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 224 to the Trust’s Registration Statement on Form N-1A – Balter Long/Short Equity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Balter Long/Short Equity Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 224 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 224”). Post-Effective Amendment No. 224 is being filed for the purpose adding the Fund as a new series of the Trust. The Fund is being formed as a shell series with the expectation that the Balter Long/Short Equity Fund, a currently existing fund on the Professional Managed Portfolios trust (File Nos. 033-1221; 811-05037), will be reorganized into it.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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